Exhibit 15
BUILDING ADDITION AND LEASE AGREEMENT
          This Building Addition and Lease Agreement (this “Contract”) between Landlord, Meyers 4701, LLC, a Colorado Limited Liability Company (“Landlord”), and Tenant, Telvent USA Corporation, a Maryland Corporation, (“Tenant”), is dated November 1, 2010.
SECTION I—PROPERTY ADDITION
Recitals:
A.	Landlord and Tenant are currently parties to a lease (“4701 Lease”) and an amendment thereto (“First Amendment to Office Rental Agreement”), collectively the “Agreements” under which Tenant occupies a building located at 4701 Royal Vista Circle, Fort Collins, Colorado (“the Building”); and,

B.	Tenant has requested that Landlord provide additional space for Tenant to occupy; and,

C.	Landlord has agreed to seek financing for the construction of an addition to the Building for Tenant to occupy (the “Addition”); and,

D.	Landlord has engaged an architect, whose plans and specifications for the Addition are attached hereto as Exhibit A (“Plans and Specifications”); and,

E.	Upon substantial completion of construction of the Addition, the Parties intend to modify the terms of their relationship as currently defined by the Agreements, and the Parties agree to the following terms and conditions:
Terms & Conditions:
A.	Tenant hereby approves the plans and specifications attached hereto as Exhibit A and agrees that Tenant’s obligations are not subject to change unless the completed Addition is materially inconsistent with the Plans and Specifications. In addition to the plans detailed in Exhibit A, Landlord agrees to provide the following improvements and/or repairs at Landlord’s expense to the existing Premises:
i.	Build three (3) additional offices within the existing Premises as detailed in Exhibit A.

ii.	Repair the parking lot in order to correct drainage and icing issues.

iii.	Refurbish the carpet within the Premises in areas mutually agreed upon between Landlord and Tenant.

iv.	Paint the interior walls of the Premises in areas mutually agreed upon between Landlord and Tenant.

B.	Landlord shall seek financing for construction of the Addition on such terms and conditions that are, in Landlord’s sole judgment, reasonable and acceptable.

C.	Landlord shall notify Tenant no later than December 31, 2010 as to whether Landlord has secured acceptable financing. In the event Landlord is unable to secure acceptable financing, this Contract and all of its terms shall be null and void, and the terms and conditions of the Agreements shall remain in effect.

D.	Landlord’s obligations under this Contract are strictly contingent upon Landlord obtaining acceptable financing.

E.	Upon execution of this Contract and Landlord’s securing of appropriate financing, Landlord shall engage a contractor to build the Addition according to the Plans and Specifications.

F.	Section II of this Contract (Lease Agreement) shall take effect upon issuance of a Certificate of Occupancy by the Town of Windsor, Colorado, for the Addition (“Effective Date”), whereupon the Agreements shall be terminated and any conflicting or inconsistent terms found in the Agreements shall be superseded this Contract.

G.	Should Landlord fail to deliver the Addition by July 31, 2011, as evidenced by a Certificate of Occupancy by the Town of Windsor, Colorado, and if such failure is the result factors beyond Landlord’s control, including but not limited to weather, act of God, war, terrorism, or criminal activity, then Tenant may not terminate this Contract (Lease Agreement), and the Effective Date shall remain the date of issuance of a Certificate of Occupancy. Should Landlord fail to deliver the Addition by July 31, 2011, for reasons within the control of Landlord or General Contractor, the Effective Date shall remain the date of issuance of a Certificate of Occupancy, and Tenant shall be entitled to a rent credit of $1,500 per day the Effective Date is delayed beyond July 31, 2011. Should Landlord fail to deliver the Addition for whatever reason by October 31, 2011, then Tenant shall have the right to terminate this Contract (Lease Agreement) and the Agreements shall remain in full force and effect.

SECTION II—LEASE AGREEMENT
1.	BASIC LEASE DEFINITIONS, EXHIBITS AND ADDITIONAL DEFINITIONS.
     1.1 Basic Lease Definitions. In this Section II (“Lease” or “Lease Agreement”), the following defined terms have the meanings indicated:
     (a) “Premises” means that property with an address of 4701 Royal Vista Circle, Fort Collins, Colorado 80528. More specifically the Premises comprises of 33,005 square feet in internal floor area.
     (b) “Use” means a software engineering and production office operation.
     (c) “Base Rent” means the amount payable according to Section 4.10, which will be in an amount per month or portion thereof during the Term as detailed in Exhibit B. For purposes of this Lease, the Parties agree that the Base Rent is calculated on the premise that the Premises comprise 33,005 square feet in internal floor area. If the Premises, as constructed, comprise more or less than 33,005 square feet, the Base Rent shall be adjusted in proportion to the extent by which the actual square feet is greater or less than 33,005. From the commencement of this Lease until the completion of the third year, Tenant shall pay rent at the rate of $17.50 per square foot per year. For the remainder of the Initial Term, Tenant shall pay rent at the rate of $18.25 per square foot per year.
     1.2 Additional Definitions. In addition to those terms defined in Section 1.1 and other sections of this Lease, the following defined terms when used in this Lease have the meanings indicated:
     (a) “Affiliates” of a party means that party’s parent, subsidiary and affiliated corporations and its and their directors, officers, shareholders, agents and employees.
     (b) “Costs” means those costs incurred by Landlord for any portion of the Premises, as such costs are more specifically defined in Section 4(a).
     (c) “Laws” means any and all present or future federal, state or local laws, statutes, ordinances, rules, regulations or orders of any and all governmental or quasi-governmental authorities having jurisdiction over the Premises.
     (d) “Lease Year” means each successive period of 12 calendar months during the Term, ending on the same day and month (but not year, except in the case of the last Lease Year) as the day and month on which the Expiration Date will occur. If the Effective Date is not the first day of a month, then the first Lease Year will be greater than 12 months by the number of days from the Effective Date to the last day of the month in which the Effective Date occurs.
     (e) “Prime Rate” means the rate of interest announced from time to time by the Wall Street Journal, or any successor to it, as the prime rate. If the Wall Street

Journal or any successor to it ceases to announce a prime rate, Landlord will designate a reasonably comparable publication for purposes of determining the Prime Rate.
     (f) “Rent” means the Base Rent, Operating Expenses and all other amounts required to be paid by Tenant under this Lease.
2.	GRANT & ACCEPTANCE OF LEASE.
     2.1 Demise. Subject to the terms, covenants, conditions and provisions of this Lease, Landlord leases to Tenant and Tenant leases from Landlord the Premises.
     2.2 Landlord and Tenant Covenants. Landlord covenants to observe and perform all of the terms, covenants and conditions applicable to Landlord in this Lease. Tenant covenants to pay the Rent when due, and to observe and perform all of the terms, covenants and conditions applicable to Tenant under this Lease.
     2.3 Prior Lease(s) Superseded. The terms of this Lease shall supersede all terms of any existing, expired or terminated agreement constituting a lease agreement over the Premises.
     2.4 Acceptance of Premises. Upon commencement of the Term and occupancy of Tenant, Tenant accepts the condition of the premises, including all new construction, as satisfactory and in good working order.
     2.5 Parking Lot. Tenant, together with Tenant’s employees, agents and invitees, shall have the exclusive right (without payment of additional consideration to Landlord) to utilize all of the parking spaces and areas at the Premises. Landlord shall not have the right to reduce the number of parking spaces or reconfigure the parking spaces/areas without the prior written consent of Tenant.
     2.6 Signage. Tenant shall have the sole and exclusive right to install exterior building signage (façade and/or monument) at Tenant’s sole cost and expense. All signage shall conform to all local codes and shall be subject to Landlord’s prior reasonable approval. Upon the termination of the Lease, Tenant shall repair any areas damaged by Tenant’s sign installation.
3.	TERM.
     3.1 Initial Term. The initial term (“Initial Term”) of this Lease shall be six and a half (6 years and 6 months) years in length, commencing on the Effective Date, unless terminated or extended as provided for in this Lease.
     3.2 Options To Renew Lease. Tenant shall have the option to renew for two (2) additional terms (“Option Terms”) of two (2) years each (the Initial Term and any exercised Option Terms sometimes collectively referred to hereinafter as the “Term”). All terms and conditions of this Lease shall be applicable during the Option Terms. Tenant may exercise its right to an Option Term under the following terms and conditions no later than one hundred and eighty (180) days prior to the expiration of the Term or any Option

Term, if applicable, the Tenant must submit written notification to Landlord of Tenant’s desire to renew the lease for an Option Term.
4.	BASE RENT AND OPERATING EXPENSES.
4.1 Base Rent. Commencing on the Effective Date and then throughout the Term, Tenant agrees to pay Landlord Base Rent according to the following provisions. Base Rent during each month (or portion of a month) described in Exhibit B will be payable in equal monthly installments for such month (or portion), in advance, on or before the first day of each and every month during the Term. However, if the Term commences on other than the first day of a month or ends on other than the last day of a month, Base Rent for such month will be appropriately adjusted on a prorated basis. For any Option Term the Base Rent shall not increase by more than six percent (6%) from the Base Rent total in the previous Term.
4.2 Certain Definitions.
     (a) “Costs” means, for any portion of the Premises, all reasonable costs of management, operation and maintenance, excluding Landlord’s obligations under Section 7 of the Lease Agreement, any of which may be furnished by Landlord, an affiliate of Landlord, in their sole and absolute discretion, including, without limitation, landscaping, lighting, maintaining, painting, repairing and replacing; removing snow and ice to the extent reasonably determined by Landlord as necessary; trash removal, management fees; providing seasonal holiday decorations; janitorial, maintenance, fire protection, fire hydrant and other services; power, water, waste disposal and other utilities serving the Premises; and assessments or any other fees.
     (b) “Taxes” means the amount incurred or accrued during each calendar year according to generally accepted accounting principles for: all ad valorem real and personal property taxes and assessments, special or otherwise, levied upon or with respect to the Premises, the personal property used in operating the Premises, and the rents and additional charges payable by Tenant, and imposed by any taxing authority having jurisdiction; all taxes, levies and charges which may be assessed, levied or imposed in replacement of, or in addition to, all or any part of ad valorem real or personal property taxes or assessments as revenue sources, and which in whole or in part are measured or calculated by or based upon; and any reasonable expenses incurred by Landlord in any tax protest or appeal proceedings regardless of the success of those proceedings, including, without limitation, reasonable legal fees and costs.
     (c) “Operating Expenses” means the sum of 100% of all Costs and Taxes incurred by Landlord in such calendar year in connection with the Premises.
4.3 Other Taxes. Tenant will reimburse Landlord upon demand for any and all taxes payable by Landlord (other than income taxes) whether or not now customary or within the contemplation of Landlord and Tenant: (a) upon, measured by or reasonably attributable to the cost or value of Tenant’s equipment, furniture, fixtures and other personal property located in the Premises; (b) upon or measured by Rent; (c) upon or with respect to the possession, leasing, operation, management, maintenance, alteration, repair, use or occupancy by Tenant of the Premises or any portion of the Premises; and (d) upon this transaction or any document to which Tenant is a party creating or transferring an interest or an estate in the Premises. If it is not lawful for Tenant to reimburse Landlord, the Base Rent payable to Landlord under this Lease will be revised to yield to Landlord the same net rental after the imposition of any such tax upon Landlord as would have been payable to Landlord prior to the imposition of any such tax.
4.4 Terms of Payment.
(a) All Base Rent shall be paid no later than 180 days from the final day of each month during the effective period of this Contract. All payments made by Tenant shall be made in lawful money of the United States of America.
Tenant has established relationships with a financial institution under which Tenant will transfer the invoices to the selected financial institution and the Landlord will receive payment of the amount of the invoices less a discount and a management fee which will be deducted by the financial institution (the “Bank Fees”). The discount will be calculated using an interest rate equal to the current 6 month Libor Rate in the currency of the invoice plus 2.5%. The Bank’s management fee will be 0.4%. Only the Libor Rate may be subject to change. Tenant shall pay rent as follows:
i.	either Tenant shall pay within 30 days of the completion of a month, less the discount described in this Section 4.4; or,

ii.	Tenant shall pay within 180 days of the completion of a month, without discount.
Landlord shall continue to submit all invoices to Tenant Office in accordance with this Agreement. Upon Finance Approval, Tenant will submit these invoices to the Bank once per month.
(b) All amounts payable to Landlord, including Operating Expenses and Other Taxes, shall be paid by Tenant within 30 days following the date any corresponding invoice is sent by Landlord to Tenant.
4.5 Interest on Late Payments, Late Charge. All amounts payable under this Lease by Tenant to Landlord, if not paid when due, will bear interest from the due date until paid at the lesser of the highest interest rate permitted by law or 5% in excess of the then-current Prime Rate.
4.6 Right to Accept Payments. No receipt by Landlord of an amount less than Tenant’s full amount due will be deemed to be other than payment “on account,” nor will any endorsement or statement on any check or any accompanying letter effect or evidence an accord and satisfaction. Landlord may accept such check or payment without prejudice to Landlord’s right to recover the balance or pursue any right of Landlord. No payments by Tenant to Landlord: (a) after the expiration or other termination of the Term will reinstate, continue or extend the Term; or (b) will invalidate or make ineffective any notice (other than a demand for payment of money) given prior to such payment by Landlord to Tenant. After notice or commencement of a suit, or after final judgment granting Landlord possession of the Premises, Landlord may receive and collect any sums of Rent due under this Lease, and such receipt will not void any notice or in any manner affect any pending suit or any judgment obtained.
5.	USE AND OCCUPANCY.
     5.1 Use. Tenant agrees to use and occupy the Premises only for the Use described in Section 1.1(b).
     5.2 Compliance.
     (a) In addition to the other requirements in this Section 5, Tenant agrees to use the Premises in a safe, careful and proper manner, and to comply with all Laws applicable to Tenant’s use, occupancy or alteration of the Premises or the condition of the Premises resulting from such use, occupancy or alteration, at Tenant’s sole cost and expense.
     (b) Tenant agrees that, during the Term, Tenant will comply with all Laws governing, and all procedures established by Landlord for, the use, abatement, removal, storage, disposal or transport of any substances, chemicals, materials or medical and biochemical materials or wastes declared to be, or regulated as, hazardous or toxic under any applicable Laws (“Hazardous Substances”) and any required or permitted alteration, repair, maintenance, restoration, removal or other work in or about the Premises that involves or affects any Hazardous Substances placed in the Premises by Tenant. Except as may be expressly permitted by Landlord in writing, Tenant will not store, use, release, produce, process or dispose in, on or about, or transport to or from, the Premises any Hazardous Substances. In addition, Tenant shall at its sole cost and expense (i) monitor the Premises for the presence of mold or any conditions reasonably expected to give rise to mold (“Mold Conditions”), (ii) promptly notify Landlord in writing if Tenant suspects mold or Mold Conditions at the Premises, and (iii) promptly hire trained and experienced mold remediation contractors to prepare and implement a remediation plan in the event mold or Mold Conditions exist in the Premises, which remediation plan shall be (A) subject to Landlord’s approval, (B) subject to the confidentiality provisions of Section 21.7 hereof, and (C) implemented by Tenant promptly at its sole cost and expense in compliance with all applicable Laws. Tenant will indemnify and hold Landlord and Landlord’s Affiliates harmless from and against any and all claims, costs and liabilities (including reasonable attorneys’ fees) arising out of or in connection with any breach by Tenant of its covenants under this Section 5.2(b). Tenant’s obligations under this Section 5.2(b) will survive the expiration or early termination of the Term.
     (c) Landlord represents and warrants that as of the Effective Date of the Lease Agreement that Landlord has not caused the placement or introduction of any Hazardous Substances to the Premises. Landlord will indemnify and hold Tenant and Tenant’s

Affiliates harmless from and against any and all claims, costs and liabilities (including reasonable attorneys’ fees) arising out of or in connection with any Hazardous Substance placed in the Premises by Landlord. Tenant’s obligations under this Section 5.2(b) will survive the expiration or early termination of the Term.
     5.3 Occupancy. Tenant will not cause, maintain or permit any nuisance in or about the Premises and will keep the Premises free of debris, and anything of a dangerous, noxious, toxic or offensive nature or which could create a fire hazard or undue vibration, heat or noise. Tenant will not make or permit any use of the Premises which may jeopardize any insurance coverage, increase the cost of insurance or require additional insurance coverage. If by reason of Tenant’s failure to comply with the provisions of this Section 5.4 any insurance coverage is jeopardized, then Landlord will have the option to terminate this Lease; or (b) insurance premiums are increased, then Landlord may require Tenant to immediately pay Landlord as Rent the amount of the increase in insurance premiums.
     5.4 Certain Rights Reserved to Landlord. Landlord reserves the following rights:
     (a) To constantly have pass keys to the Premises, including, without limitation, a reasonable number of access keys for any security system that Tenant may install with respect to the Premises in order to provide Landlord with access to the Premises consistent with the terms of this Lease;
     (b) To install, maintain, use, repair and replace pipes, ducts, conduits, wires and structural elements within columns, above ceilings, below floors, in telephone closets and in such other locations that are not generally visible from the interior of the Premises and do not materially interfere with Tenant’s use of the Premises;
     (c) At any time in the event of an emergency, or otherwise at reasonable times subject to prior notice to Tenant, to take any and all measures, including inspections, repairs, alterations, additions and improvements to the Premises, as may be reasonably necessary for the safety, protection or preservation of the Premises or occupants thereof, or as may be reasonably necessary in the operation or improvement of the Premises or in order to comply with all applicable Laws; and
     (d) To show the Premises to prospective purchasers, lenders or tenants (but not the Premises without 48 hours’ prior notice to Tenant).
6.	SERVICES AND UTILITIES.
     6.1 Tenant Obligations. During the Term, Tenant will operate and maintain the Premises in compliance with all applicable Laws. Landlord shall have the right to enter the Premises from time to time to inspect the services provided in this Section 5.1.
     (a) Tenant will pay the utility company directly for gas and electrical services, including, without limitation, gas and electrical services required to operate the heating, ventilating and air conditioning (“HVAC”) units exclusively servicing the Premises.

     (b) Tenant will pay water usage charges and sewer fees to Landlord or its designee on a monthly basis based on the actual bill form the utility company pro rated as to the sub-meter readings.
     (c) Tenant represents and warrants that it is, and will at all times during the Term, be licensed, certified or registered by the appropriate governmental agency to conduct its activities in the Premises. Tenant further represents and warrants that it shall maintain at all times, at its sole expense, all permits, licenses, certifications or registrations that are required in connection with Tenant’s activities in the Premises.
7.	REPAIRS.
     7.1 Landlord’s Obligations. Landlord shall keep the following in good order and repair to the extent reasonably necessary for Tenant’s use and enjoyment of the Premises at Landlord’s own expense: structural elements and exterior surfaces of the Premises (including the foundation, concrete slab, roof, roof covering and exterior walls, but excluding exterior glass, the storefront and storefront doors), the parking lot and all general plumbing, mechanical, heating, air conditioning and electrical systems installed to the Premises.
     7.2 Tenant’s Obligations. Tenant will, at Tenant’s own expense at all times during the Term: (a) maintain the entire Premises, including, without limitation, replacement of bulbs, tubes or ballasts in any lighting fixtures, all interior walls and ceilings, all fixtures and equipment in the Premises, all portions (including interior and exterior portions) of all doors and related hardware and jambs within or providing access to the Premises, all glass including all interior windows and exterior windows that are located in and on the Premises (the maintenance of which shall include, but not be limited to, window washing), all other interior and exterior aspects of the storefront of the Premises, including doors, and those portions of any mechanical, plumbing or electrical systems that exclusively serve or are located within the Premises in good order and repair and in a condition that complies with all applicable Laws; and (b) promptly and adequately repair all damage to the Premises and replace or repair all of such fixtures, equipment, window glass, doors and related hardware and jambs, all under the supervision and subject to the prior reasonable approval of Landlord. Tenant shall also at its own expense provide standard maintenance to portions of the mechanical, plumbing and electrical systems as needed. All work done by Tenant or its contractors (which contractors will be subject to Landlord’s approval) will be done in a professional and workmanlike manner using only grades of materials at least equal in quality to the materials in the Premises and will comply with all insurance requirements and all applicable Laws. In performing any repairs, Tenant will cause the repairs to be made in a manner that complies with all applicable accessibility Laws, including, without limitation, the Americans with Disability Act (the “ADA”).
     7.3 Failure to Repair Premises by Tenant. If Tenant fails to repair the Premises as required by Section 7.1, Landlord may enter the Premises and perform such repairs on behalf of Tenant. Landlord will not be liable to Tenant for any loss or damage incurred as a result of such entry. Tenant will pay all costs which may become payable by Tenant to Landlord under this Section 7.3.
     7.4 Failure to Repair Premises by Landlord. If Landlord fails to repair the Premises as required by Section 7.1 within thirty (30) days after receiving written notice from Tenant of any damage to the Premises, Tenant may perform such repairs on behalf of Landlord. Tenant shall be reimbursed by Landlord all costs under this Section 7.4. In the event that Landlord fails to reimburse such reasonable costs and expenses within thirty (30) days following Tenant’s written demand, Tenant shall be entitled to receive an abatement of Rent in the amount of such costs and expenses.
     7.5 Notice of Damage. Tenant will notify Landlord promptly after Tenant learns of (a) any fire or other casualty in the Premises; (b) any damage to or defect in the Premises, including the fixtures and equipment in the Premises, for the repair of which Landlord will be responsible for; and (c) any damage to or defect in any parts or appurtenances of the Premises’ sanitary, electrical, heating, air conditioning, elevator or other systems located in or passing through the Premises.
8.	ALTERATIONS.
     8.1 Alterations by Tenant. Tenant may, from time to time, at its own expense make changes, additions and improvements to the Premises. Any such change, addition or improvement made by Tenant pursuant to this Section 8.1 will (a) comply with all applicable Laws; (b) be made only with the prior written consent of Landlord, which consent will not be unreasonably withheld; (c) be carried out only by qualified persons approved by Landlord. Tenant will promptly pay, when due, the cost of all such work. Tenant will also pay any increase in property taxes on, or fire or casualty insurance premiums for, or any portion thereof attributable to such change, addition or improvement and the cost of any modifications to the Premises that are required to be made in order to make the change, addition or improvement to the Premises. All changes, additions and improvements of a permanent character, made or paid for by Landlord or Tenant will, without compensation to Tenant, become Landlord’s property upon installation. If at the time Landlord consents to their installation, Landlord requests or approves the removal by Tenant of any such changes, additions or improvements upon termination of the Lease, Tenant will remove the same upon termination of the Lease as provided in Section 16.1. All other changes, additions and improvements will remain Landlord’s property upon termination of this Lease and will be relinquished to Landlord in good condition, ordinary wear and tear excepted.
     8.2 Alterations by Landlord. Landlord may from time to time make repairs, changes, additions and improvements to the Premises, and for such purposes, Landlord may enter the Premises without liability to Tenant for any loss or damage incurred as a result of such entry. No permanent change, addition or improvement made by Landlord will materially impair access to the Premises.
9.	LIENS. Tenant agrees to pay before delinquency all costs for work, services or materials furnished to Tenant for the Premises, the nonpayment of which could result in any lien against the Premises. Tenant will keep title to the Premises free and clear of any such lien. Tenant will immediately notify Landlord of the filing of any such lien or any pending claims or proceedings relating to any such lien and will indemnify and hold Landlord harmless from and against all loss, damages and expenses (including reasonable attorneys’ fees) suffered or incurred by Landlord as a result of such lien, claims and proceedings. In case any such lien attaches, Tenant agrees to cause it to be immediately released and removed of record (failing which Landlord may do so at Tenant’s sole expense). Landlord reserves the right under Colorado statutes to post notice of non-responsibility or non-liability for such improvements.
10.	INSURANCE.
     10.1 Requirements. From the Effective Date until the end of the Term, the respective parties will provide, pay for and maintain in full force and effect, the insurance outlined herein, covering claims arising out of or in connection with the use, occupancy or maintenance of the Premises and all sidewalks and parking areas immediately adjacent to the Premises, by either party, their agents, representatives, employees or contractors.
     (a) Tenant’s Commercial General Liability. Tenant will maintain commercial general liability insurance covering liability arising out of the use, occupancy or maintenance of the Premises on an occurrence basis against claims for bodily injury and property damage (including loss of use), personal injury and advertising injury. Such insurance will provide minimum limits and coverage as follows:
(i)	Minimum Limits.
(A)	$1,000,000 Each Occurrence (Combined Single Limit Bodily Injury and Property Damage).

(B)	$2,000,000 General Aggregate.

(C)	$3,000,000 Umbrella / Excess.

(D)	$1,000,000 Fire Damage.
(ii)	Coverages.
(A)	1986 (or later) ISO Commercial General Liability Form (Occurrence Form).

(B)	Additional Insured: Landlord, its partners, managers, officers and directors, employees, agents, subsidiaries, affiliates and Property Manager.

(C)	Waiver of Subrogation in favor of Landlord and Property Manager.

     (b) Landlord’s Insurance Requirements. Landlord shall, at its own expense, maintain a policy or policies of comprehensive general liability insurance with respect to the respective activities of each in the Premises with the premiums thereon fully paid on or before due date, issued by and binding upon some insurance company, and, such insurance shall afford minimum protection of not less than $1,000,000 combined single limit coverage of bodily injury, property damage or combination thereof. In addition, Landlord shall maintain fire and extended coverage insurance on the Premises in such amounts as Landlord shall deem appropriate. Landlord shall not be required to provide any coverage that would be duplicative of the coverages described at Section 10.1(a).
     (c) Other Insurance Provisions. Both parties, their partners, managers, officers and directors, subsidiaries, affiliates, employees, and agents will be named as additional insureds with respect to liability arising out of the other party’s use, occupancy, or maintenance of the Premises or activities performed thereon, on all liability policies carried by both parties. Tenant’s insurance will be primary insurance over any insurance carried by Landlord. Tenant’s Workers’ Compensation insurer will agree to waive all rights of subrogation against Landlord and its partners, managers, officers and directors, employees, agents, subsidiaries and affiliates for losses arising from work or activities performed by Tenant. For all policies of insurance that must be maintained by both parties under this Lease, both parties agree to notify each other at least 30 days prior to any cancellation or reduction of coverage.
     10.2 Waiver of Subrogation. Landlord and Tenant agree that all insurance required to be carried under Section 9.1 and other property damage insurance which may be carried by either of them will be endorsed with a clause providing that any release from liability of, or waiver of claim for, recovery from the other party entered into in writing by the insured thereunder prior to any loss or damage will not affect the validity of such policy or the right of the insured to recover under such policy, and providing further that the insurer waives all rights of subrogation which such insurer might have against the other party (and, when the “other party” is Landlord, such waiver will apply to and Property Manager as well). Without limiting any release or waiver of liability or recovery set forth elsewhere in this Lease, and notwithstanding anything in this Lease which may appear to be to the contrary, each of the parties hereto waives all claims for recovery from the other party for any loss or damage to any of its property insured (or required by the terms of this Lease to be insured) under valid and collectible insurance policies to the extent of any recovery collectible (or would have been collectible if the insurance required under this Lease had been maintained) under such insurance policies; provided, however, that this waiver will not apply to the portion of any damage that is not reimbursable by the damaged party’s insurer because of the deductible portion of the damaged party’s insurance coverage.
11.	DAMAGE OR DESTRUCTION.
     11.1 Termination Options. If the Premises are damaged by fire or other casualty Landlord will, promptly after learning of such damage, notify Tenant in writing of the time necessary to repair or restore such damage, as estimated by Landlord’s architect, engineer or contractor. If such estimate states that repair or restoration of all of such damage that was caused to the portion of the Premises that is necessary for Tenant’s occupancy cannot be completed within 90 days from the date of such damage, or if such damage occurred within the last 12 months of the Term and such estimate states that repair or restoration of all such damage that was caused to the Premises or to any other portion of the Premises necessary for Tenant’s occupancy cannot be completed within 30 days from the date of such damage, then Tenant will have the option to terminate this Lease. If Tenant exercises its option to terminate this Lease, the Term will expire and this Lease will terminate 10 days after notice of termination is delivered; provided, however, that Rent for the period commencing on the date of such damage until the date this Lease terminates will be reduced to the reasonable value of any use or occupation of the Premises by Tenant during such period.
     11.2 Repair Obligations. If the Premises are damaged by fire or other casualty and Tenant does not terminate this Lease according to Section 11.1, then Landlord will repair and restore such damage with reasonable promptness, subject to reasonable delays and delays caused by matters beyond Landlord’s control. Landlord will have no liability to Tenant and Tenant will not be entitled to terminate this Lease if such repairs and restoration are not in fact completed within the estimated time period. In no event will Landlord be obligated to repair, restore or replace any of the property required to be insured by Tenant according to Section 10.1. Tenant agrees to repair, restore or replace, at its expense, all leasehold improvements required to be insured by Tenant according to Section 9.1 as soon as possible after the date of damage to the prior condition. However, in connection with its repair and restoration of such damage, Landlord may, at its option, elect to repair and restore the damage, if any, caused to any or all of such leasehold improvements required to be insured by Tenant. If Landlord makes such election, Landlord will be entitled to all proceeds of the insurance policy described in Section 9.1 applicable to the leasehold improvements Landlord so elects to repair or restore and may limit its repair or restoration of such leasehold improvements to that which may be paid for in full by such proceeds.
     11.3 Rent Abatement. If any fire or casualty damage renders the Premises untenantable and if this Lease is not terminated according to Section 11.1, then Rent will abate beginning on the date of such damage. Such abatement will end on the date Landlord has substantially completed the repairs and restoration Landlord is required to perform according to Section 11.2 and Tenant has had a reasonable period of time to substantially complete any repairs and restoration Tenant is required to perform according to Section 11.2. Such abatement will be in an amount bearing the same ratio to the total amount of Rent for such period as the untenantable portion of the Premises bears to the entire Premises. In no event will Landlord be liable for any inconvenience or annoyance to Tenant or injury to the business of Tenant resulting in any way from damage caused by fire or other casualty or the repair of such damage.
12.	WAIVERS AND INDEMNITIES.
     12.1 Waiver. No waiver of any default of Landlord or Tenant hereunder shall be implied from any omission to take any action on account of such default if such default persists or is repeated, and no express waiver shall affect any default other than the default specified in the express waiver and that only for the time and to the extent therein stated. One or more waivers by Landlord or Tenant shall not be construed as a waiver of a subsequent breach of the same covenant, term or condition.
     12.2 Indemnity. Subject to Section 10.2 and except to the extent caused by the misconduct or negligence of Landlord, to the fullest extent permitted by applicable Laws, Tenant will indemnify, defend and hold harmless Landlord, its partners, managers, members, officers, directors, subsidiaries, affiliates, employees and agents from and against any and all liability, loss, claims, demands, damages or expenses (including reasonable attorneys’ fees) due to or arising out of any accident or occurrence on or about the Premises (including, without limitation, accidents or occurrences resulting in injury, death, property damage or theft) or any willful or negligent act or omission of or breach of this Lease by Tenant or anyone for whom Tenant is legally responsible. Tenant’s obligations under this Section 12.2 will survive the expiration or early termination of the Term.
13.	CONDEMNATION.
     13.1 Full Taking. If all or substantially all of the Premises are taken for any public or quasi-public use under any applicable Laws or by right of eminent domain, or are sold to the condemning authority in lieu of condemnation, then this Lease will terminate as of the date when the condemning authority takes physical possession of the Premises.
     13.2 Partial Taking.
     (a) Termination of Lease. If only part of the Premises is thus taken or sold, and if after such partial taking, in Landlord’s reasonable judgment, alteration or reconstruction is not economically justified, then Tenant (whether or not the Premises are affected) may terminate this Lease by giving written notice to Landlord within 60 days after the taking.
     (b) Effective Date of Termination. Termination by Tenant will be effective as of the date when physical possession of the applicable portion of the Premises is taken by the condemning authority.
     (c) Election to Continue Lease. If Tenant elects not to terminate this Lease upon a partial taking of a portion of the Premises, the Rent payable under this Lease will be diminished by an amount allocable to the portion of the Premises which was so taken or sold. If this Lease is not terminated upon a partial taking of the Premises, Landlord will, at Landlord’s sole expense, promptly restore and reconstruct the Premises to substantially their former condition to the extent the same is feasible. However, Landlord will not be required to spend for such restoration or reconstruction an amount in excess of the net amount received by Landlord as compensation or damages for the part of the Premises so taken.

14.	ASSIGNMENT AND SUBLETTING.
     14.1 General Prohibition. No assignment of this Lease or sublease of all or any part of the Premises shall be permitted without the written consent of Landlord.
     14.2 Tenant Still Liable. No subletting or assignment shall release Tenant or Tenant’s guarantor, if any, of Tenant’s obligations under this Lease or alter the primary liability of Tenant to pay the Rent and to perform all other obligations to be performed by Tenant hereunder. The acceptance of Rent by Landlord from any other person shall not be deemed to be a waiver by Landlord of any provision hereof.
15.	PERSONAL PROPERTY.
     15.1 Installation and Removal. Tenant may install in the Premises its personal property (including Tenant’s usual trade fixtures) in a proper manner, provided that no such installation will interfere with or damage the mechanical, plumbing or electrical systems or the structure of the Premises, and provided further, that if such installation would require any change, addition or improvement to the Premises, such installation will be subject to Section 8.1. Any such personal property installed in the Premises by Tenant (a) may be removed from the Premises from time to time in the ordinary course of Tenant’s business or in the course of making any changes, additions or improvements to the Premises permitted under Section 8.1, and (b) will be removed by Tenant at the end of the Term according to Section 16.1. Tenant will promptly repair at its expense any damage to the Project resulting from such installation or removal.
     15.2 Responsibility. Tenant will be solely responsible for all costs and expenses related to personal property used or stored in the Premises. Tenant will pay any taxes or other governmental impositions levied upon or assessed against such personal property, or upon Tenant for the ownership or use of such personal property, on or before the due date for payment. Such personal property taxes or impositions are not included in Costs.
16.	END OF TERM.
     16.1 Surrender. Upon the expiration or other termination of the Term, Tenant will immediately vacate and surrender possession of the Premises in good order, repair and condition, except for ordinary wear and tear. Upon the expiration or other termination of the Term, Tenant agrees to remove (a) all changes, additions and improvements to the Premises the removal of which Landlord requested at the time Landlord consented to their installation, and (b) all of Tenant’s trade fixtures, office furniture, office equipment and other personal property. Tenant will reimburse Landlord the cost of repairing any damage to the Premises caused by the removal of any such items. Any of Tenant’s property remaining in the Premises will be conclusively deemed to have been abandoned by Tenant and may be appropriated, stored, sold, destroyed or otherwise disposed of by Landlord without notice or obligation to account to or compensate Tenant, and Tenant will pay Landlord on demand all costs incurred by Landlord relating to such abandoned property.

Tenant’s obligations under this Section 15.1 will survive the expiration or early termination of this Lease.
     16.2 Holding Over. Tenant understands that it does not have the right to hold over and Landlord may exercise any and all remedies at law or in equity to recover possession of the Premises, as well as any damages incurred by Landlord, due to Tenant’s failure to vacate the Premises and deliver possession to Landlord as required by this Lease. If Tenant holds over after the Expiration Date with Landlord’s prior written consent, Tenant will be deemed to be a tenant from month-to-month, at a monthly Base Rent, payable in advance, equal to 150% of monthly Base Rent payable during the last year of the Term, and Tenant will be bound by all of the other terms, covenants and agreements of this Lease as the same may apply to a month-to-month tenancy, including, without limitation, the obligation to pay Operating Expenses. If Tenant holds over after the Expiration Date without Landlord’s prior written consent, Tenant will be deemed a tenant at sufferance, at a daily Base Rent, payable in advance, equal to 200% of the Base Rent per day payable during the last year of the Term, and Tenant will be bound by all of the other terms, covenants and agreements of this Lease as the same may apply to a tenancy at sufferance, including, without limitation, the obligation to pay Operating Expenses.
17.	DEFAULT AND REMEDIES.
     17.1 Default by Tenant. Each of the following events will constitute a material breach by Tenant and a “Default” under this Lease:
     (a) Failure to Pay Rent. Tenant fails to pay Base Rent, Operating Expenses or any other Rent payable by Tenant under the terms of this Lease when due. Tenant shall have thirty (30) days after receipt of written notice thereof to cure such Default.
     (b) Failure to Perform Other Obligations. Tenant breaches or fails to comply with any other provision of this Lease applicable to Tenant, and such breach or noncompliance continues for a period of 30 days after notice by Landlord to Tenant; or, if such breach or noncompliance cannot be reasonably cured within such 30-day period, Tenant does not in good faith commence to cure such breach or noncompliance within such 30-day period or does not diligently complete such cure within 30 days after such notice from Landlord. However, if such breach or noncompliance causes or results in (i) a dangerous condition on the Premises or any portion of the Project, (ii) any insurance coverage carried by Landlord or Tenant with respect to the Premises or any portion of the Project being jeopardized, or (iii) a material disturbance to another tenant, then a Default will exist if such breach or noncompliance is not cured as soon as reasonably possible after notice by Landlord to Tenant, and in any event if not cured within 30 days after such notice. For purposes of this Section 17.1(b), financial inability will not be deemed a reasonable ground for failure to immediately cure any breach of, or failure to comply with, the provisions of this Lease.

     (c) Nonoccupancy of Premises. Tenant fails to occupy and use the Premises in compliance with Section 4 of this Lease or vacates and abandons substantially all of the Premises.
     (d) Transfer of Interest Without Consent. Tenant’s interest under this Lease or in the Premises is transferred or passes to, or devolves upon, any other party in violation of Section 14.
     (e) Execution and Attachment Against Tenant. Tenant’s interest under this Lease or in the Premises is taken upon execution or by other process of law directed against Tenant, or is subject to any attachment by any creditor or claimant against Tenant.
     (f) Bankruptcy or Related Proceedings. Tenant files a petition in bankruptcy or insolvency, or for reorganization or arrangement under any bankruptcy or insolvency Laws, or voluntarily takes advantage of any such Laws by answer or otherwise, or dissolves or makes an assignment for the benefit of creditors, or involuntary proceedings under any such Laws or for the dissolution of Tenant are instituted against Tenant, or a receiver or trustee is appointed for the Premises or for all or substantially all of Tenant’s property.
     17.2 Remedies. If any Default occurs, Landlord will have the right, at Landlord’s election, then or at any later time, to exercise any one or more of the remedies described below. Exercise of any of such remedies will not prevent the concurrent or subsequent exercise of any other remedy provided for in this Lease or otherwise available to Landlord at law or in equity.
     (a) Cure by Landlord. Landlord may, at Landlord’s option but without obligation to do so, and without releasing Tenant from any obligations under this Lease, make any payment or take any action as Landlord deems necessary or desirable to cure any Default in such manner and to such extent as Landlord deems necessary or desirable. Landlord may do so without additional demand on, or additional written notice to, Tenant and without giving Tenant an additional opportunity to cure such Default. Tenant covenants and agrees to pay Landlord, upon demand, all advances, costs and expenses of Landlord in connection with making any such payment or taking any such action, including reasonable attorneys’ fees, together with interest at the rate described in Section 0, from the date of payment of any such advances, costs and expenses by Landlord.
     (b) Termination of Lease and Damages. Landlord may terminate this Lease, effective at such time as may be specified by written notice to Tenant, and demand (and, if such demand is refused, recover) possession of the Premises from Tenant. Tenant will remain liable to Landlord for damages in an amount equal to the Base Rent, Operating Expenses and other Rent which would have been owing by Tenant for the balance of the Term had this Lease not been terminated, less the net proceeds, if any, of any re-letting of the Premises by Landlord subsequent to such termination, after deducting all Landlord’s expenses in connection with such recovery of possession or re-letting. Landlord will be entitled to collect and receive such damages from Tenant on the days on which the Base

Rent, Operating Expenses and other Rent would have been payable if this Lease had not been terminated.
     (c) Repossession and Re-letting. Landlord may reenter and take possession of all or any part of the Premises, without additional demand or notice, and repossess the same and expel Tenant and any party claiming by, through or under Tenant, and remove the effects of both using such force for such purposes as may be necessary, without being liable for prosecution for such action or being deemed guilty of any manner of trespass, and without prejudice to any remedies for arrears of Rent or right to bring any proceeding for breach of covenants or conditions. No such reentry or taking possession of the Premises by Landlord will be construed as an election by Landlord to terminate this Lease unless a written notice of such intention is given to Tenant. No notice from Landlord or notice given under an unlawful detainer or ejectment statute, or similar Laws will constitute an election by Landlord to terminate this Lease unless such notice specifically so states. Landlord reserves the right, following any reentry or re-letting, to exercise its right to terminate this Lease by giving Tenant such written notice, in which event the Lease will terminate as specified in such notice. Landlord may make such repairs, alterations or improvements as Landlord considers appropriate to re-let the Premises. Landlord may collect and receive the rents for such re-letting but Landlord will in no way be responsible or liable for any failure to re-let the Premises or for any inability to collect any rent due upon such re-letting. Regardless of Landlord’s recovery of possession of the Premises, Tenant will continue to pay on the dates specified in this Lease, the Base Rent, Operating Expenses and other Rent which would be payable if such repossession had not occurred, less a credit for the net amounts, if any, actually received by Landlord through any re-letting of the Premises.
     (d) Commence Actions. Landlord may commence one or more actions to recover all unpaid rent and/or recover possession of the Premises.
     17.3 Default by Landlord. If Landlord fails to perform any of its obligations under this Lease and does not cure such failure within 30 days after written notice (or such longer period as is reasonably required as provided in the following sentence), Tenant may but shall not be obligated to perform any obligation of Landlord under this Lease; and, if Tenant so elects, all reasonable costs and expenses actually paid by Tenant in performing such obligation, together with interest at the Default Rate, shall be reimbursed by Landlord to Tenant on demand, accompanied by a Form W-9, original notarized lien waivers from all contractors for the work, copies of all contracts for the work, and copies of all payments for the work made by Tenant. In the event that Landlord fails to reimburse such reasonable costs and expenses within thirty (30) days following Tenant’s written demand and receipt of such documentation, Tenant shall be entitled to receive an abatement of Rent in the amount of such costs and expenses. If the default is of a nature that cannot reasonably be cured within 30 days, the Landlord shall have such time as is reasonably necessary to cure the default provided that Landlord commenced its efforts to cure within the initial thirty (30) day period and continues to diligently pursue such cure thereafter (but in no event shall such time exceed 180 days). Any and all remedies set forth in this Lease: (i) shall be in addition to any and all other remedies Tenant may have at law or in equity, (ii) shall be cumulative, and (iii) may be pursued successively or concurrently as Tenant may elect. The exercise of any remedy by Tenant shall not be deemed an election of remedies or preclude Tenant from exercising any other remedies in the future.
18. LIMITATIONS ON LIABILITY. In no event will either party be liable to the other or any other person for consequential, special or punitive damages, including, without limitation, lost profits.
19. NOTICES. All notices required or permitted under this Lease must be in writing and will only be deemed properly given and received (a) when actually given and received, if delivered in person to a party who acknowledges receipt in writing; (b) three business days after deposit with a private courier or overnight delivery service, if such courier or service confirms delivery; or (c) five business days after deposit in the United States mails, certified or registered mail with return receipt requested and postage prepaid. All such notices must be transmitted by one of the methods described above to the party to receive the notice at:

To Landlord:	____________________
____________________
Attn: _______________

To Tenant:	4701 Royal Vista Circle
Fort Collins, CO 80528
Attn:
20. BROKERAGE. Tenant and Landlord each represent to the other that it has dealt with no broker in connection with this Lease, other than Grubb & Ellis|Pacific Realty and Brinkman Partners (collectively, “Tenant’s Broker”), and each shall hold the other harmless from and against any and all liability, loss, damage, expense, claim, action, demand, suit or obligation arising out of or relating to a breach of such representation. Landlord agrees to pay a commission to Tenant’s Broker equal to three percent (3%) of the gross lease value over the Initial Term of the Lease, payable at lease execution.
21.	MISCELLANEOUS.
     21.1 Landlord Assignment. Landlord may assign this Lease and all of its rights therein, and upon assignment, Landlord shall be relieved of all liability to Tenant subsequent to assignment. In the event Landlord sells the Premises or assigns this Lease, Tenant shall, within 10 days of submission to Tenant, execute and deliver to Landlord an estoppels certificate in form and content as may reasonably be required by Landlord, a prospective purchaser of the property or a lender.
     21.2 Binding Effect. Each of the provisions of this Lease will extend to, bind or inure to the benefit of, as the case may be, Landlord and Tenant and their respective heirs, successors and assigns, provided that this clause will not permit any transfer by Tenant contrary to the provisions of Section 14.

     21.3 Complete Agreement; Modification. All of the representations and obligations of the parties are contained in this Lease, and no modification, waiver or amendment of this Lease or of any of its conditions or provisions will be binding upon a party unless it is in writing signed by such party.
     21.4 Delivery for Examination. Submission of the form of the Lease for examination will not bind Landlord in any manner, and no obligations will arise under this Lease until it is signed by both Landlord and Tenant and delivery is made to each.
     21.5 No Air Rights. This Lease does not grant any easements or rights for light, air or view. Any diminution or blockage of light, air or view by any structure or condition now or later erected will not affect this Lease or impose any liability on Landlord.
     21.6 No Waiver. No waiver of any provision of this Lease will be implied by any failure of either party to enforce any remedy upon the violation of such provision, even if such violation is continued or repeated subsequently. No express waiver will affect any provision other than the one specified in such waiver, and that only for the time and in the manner specifically stated.
     21.7 Confidentiality. Tenant agrees to keep the Lease terms, provisions and conditions confidential and will not disclose them to any other person without Landlord’s prior written consent. However, Tenant may disclose Lease terms, provisions and conditions to Tenant’s accountants, attorneys, managing employees and others in privity with Tenant, as reasonably necessary for Tenant’s business purposes, without such prior consent, provided that, upon such disclosure, Tenant’s accountants, attorneys, managing employees and others in privity will be bound by the terms of this Section 21.7.
     21.8 Captions. The captions of sections are for convenience only and will not be deemed to limit, construe, affect or alter the meaning of such sections.
     21.9 Invoices. All bills or invoices to be given by Landlord to Tenant will be sent to Tenant’s invoice address at 1354 Colorado Parkway, Eaton, Colorado 80615. Tenant may change Tenant’s invoice address by notice to Landlord given according to Section 19. If Tenant fails to give Landlord specific written notice of its objections within 60 days after receipt of any bill or invoice from Landlord, such bill or invoice will be deemed true and correct and Tenant may not later question the validity of such bill or invoice or the underlying information or computations used to determine the amount stated.
     21.10 Severability. If any provision of this Lease is declared void or unenforceable by a final judicial or administrative order, this Lease will continue in full force and effect, except that the void or unenforceable provision will be deemed deleted and replaced with a provision as similar in terms to such void or unenforceable provision as may be possible and be valid and enforceable.
     21.11 Jury Trial. Landlord and Tenant waive trial by jury in any action, proceeding or counterclaim brought by Landlord or Tenant against the other with respect to any matter arising out of or in connection with this Lease, Tenant’s use and occupancy of the Premises, or the relationship of Landlord and Tenant. However, such waiver of jury trial will not apply to any claims for personal injury.
     21.12 Authority to Bind. The individuals signing this Lease on behalf of Landlord and Tenant represent and warrant that they are empowered and duly authorized to bind Landlord or Tenant, as the case may be, to this Lease according to its terms.
     21.13 Only Landlord/Tenant Relationship. Landlord and Tenant agree that neither any provision of this Lease nor any act of the parties will be deemed to create any relationship between Landlord and Tenant other than the relationship of landlord and tenant.
     21.14 Covenants Independent. The parties intend that this Lease be construed as if the covenants between Landlord and Tenant are independent and not dependent and that the Rent will be payable without offset, reduction or abatement for any cause except as otherwise specifically provided in this Lease.
     21.15 Joint and Several Liability. If Tenant is more than one party, the obligations under this Lease of the parties making up Tenant will be joint and several.
     21.16 Governing Law & Fees and Costs. This Lease will be governed by and construed according to the laws of the State of Colorado. In the event of any litigation arising out of the parties’ relationship, the prevailing party shall be entitled to recover from the other all costs of litigation, including attorney’s fees, including post-judgment costs and fees.
          Having read and intending to be bound by the terms and provisions of this Lease, Landlord and Tenant have signed it as of the Lease Date.

TENANT:		LANDLORD:

Telvent USA Corporation		Meyers 4701, LLC, a Colorado Corporation

By:	/s/ Drew Ditter	By:	/s/ Roger Meyers

Printed Name:	Drew Ditter	Printed Name:	Roger Meyers

Title:	Director of Commercial Services	Title:	Manager

Exhibit A
PROPERTY ADDITION

Exhibit B
Monthly Base Rent

Lease
Years	Total Monthly Base Rent
1	$48,132.29
2	$48,132.29
3	$48,132.29
4	$50,195.10
5	$50,195.10
6	$50,195.10
7 *	$50,195.10